Exhibit 99.1

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2005 and December 31, 2004

and for the periods ended September 30, 2005 and 2004

MBIA INSURANCE CORPORATION

AND SUBSIDIARIES

INDEX

PAGE
Consolidated Balance Sheets – September 30, 2005 and December 31, 2004 (Unaudited and Restated)	3

Consolidated Statements of Income – Three and nine months ended September 30, 2005 and 2004 (Unaudited and Restated)	4

Consolidated Statement of Changes in Shareholder’s Equity – Nine months ended September 30, 2005 (Unaudited and Restated)	5

Consolidated Statements of Cash Flows – Nine months ended September 30, 2005 and 2004 (Unaudited and Restated)	6

Notes to Consolidated Financial Statements (Unaudited)	7-11

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands except per share amounts)

	September 30, 2005	December 31, 2004
		Restated
Assets
Investments:
Fixed-maturity securities held as available-for-sale, at fair value (amortized cost $8,365,151 and $7,572,892)	$8,717,538	$8,059,329
Fixed-maturity securities pledged as collateral, at fair value (amortized cost $416,541 and $483,842)	414,985	489,759
Investments held-to-maturity, at amortized cost	800,000	600,000
Short-term investments, at amortized cost (which approximates fair value)	871,228	979,464
Other investments	158,306	185,037

Total investments	10,962,057	10,313,589
Cash and cash equivalents	106,254	182,347
Securities purchased under agreements to resell	415,408	476,251
Accrued investment income	125,098	129,210
Deferred acquisition costs	431,010	406,035
Prepaid reinsurance premiums	417,293	434,968
Reinsurance recoverable on unpaid losses	45,677	34,610
Goodwill	76,938	76,938
Property and equipment, at cost (less accumulated depreciation of $91,241 and $84,204)	97,942	102,283
Receivable for investments sold	38,982	2,023
Derivative assets	43,785	39,765
Other assets	219,340	251,845

Total assets	$12,979,784	$12,449,864

Liabilities and Shareholder’s Equity
Liabilities:
Deferred premium revenue	$3,208,059	$3,211,181
Loss and loss adjustment expense reserves	711,423	748,869
Securities sold under agreements to repurchase	415,408	476,251
Variable interest entity floating rate notes	801,115	600,505
Short-term debt	58,745	58,745
Deferred income taxes, net	445,231	482,764
Deferred fee revenue	15,957	20,624
Payable for investments purchased	58,298	15,686
Derivative liabilities	32,324	25,259
Other liabilities	205,711	232,631

Total liabilities	5,952,271	5,872,515

Shareholder’s Equity:
Preferred stock, par value $1,000 per share; authorized shares - 4,000.08, issued and outstanding - none	—	—
Common stock, par value $150 per share; authorized, issued and outstanding - 100,000 shares	15,000	15,000
Additional paid-in capital	1,668,342	1,654,201
Retained earnings	5,111,203	4,526,601
Accumulated other comprehensive income, net of deferred income tax of $145,897 and $194,130	232,968	381,547

Total shareholder’s equity	7,027,513	6,577,349

Total liabilities and shareholder’s equity	$12,979,784	$12,449,864

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in thousands)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
		Restated		Restated
Revenues:
Gross premiums written	$228,962	$263,969	$776,984	$860,735
Ceded premiums	(37,583)	(45,601)	(107,354)	(117,257)

Net premiums written	191,379	218,368	669,630	743,478
(Increase) decrease in deferred premium revenue	17,710	(2,327)	(25,896)	(86,630)

Premiums earned (net of ceded premiums of $38,245, $35,605, $123,173 and $119,966)	209,089	216,041	643,734	656,848
Net investment income	116,925	109,571	344,215	327,670
Net realized gains (losses)	(7,666)	(663)	(7,148)	62,271
Net gains (losses) on derivative instruments	(2,055)	1,897	(3,045)	3,167
Advisory fees	9,439	6,382	20,417	30,403
Other	1,497	32	3,560	52

Total revenues	327,229	333,260	1,001,733	1,080,411

Expenses:
Losses and loss adjustment	20,796	21,336	63,355	63,090
Amortization of deferred acquisition costs	16,121	16,200	49,636	49,495
Operating	35,025	28,424	100,127	91,892

Total expenses	71,942	65,960	213,118	204,477

Income before income taxes	255,287	267,300	788,615	875,934

Provision for income taxes	61,146	72,747	204,013	234,703

Net income	$194,141	$194,553	$584,602	$641,231

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY (Unaudited)

For the nine months ended September 30, 2005

(in thousands except per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings		Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares	Amount
Balance, January 1, 2005	100,000	$15,000	$1,654,201	$4,526,601	(1)	$381,547	$6,577,349

Comprehensive income:
Net income	—	—	—	584,602		—	584,602
Other comprehensive income (loss):
Change in unrealized appreciation of investments net of change in deferred income taxes of $(50,626)	—	—	—	—		(115,360)	(115,360)
Change in foreign currency translation net of change in deferred income taxes of $2,393	—	—	—	—		(33,219)	(33,219)

Other comprehensive income (loss)							(148,579)

Comprehensive income							436,023

Stock-based compensation	—	—	14,141	—		—	14,141

Balance, September 30, 2005	100,000	$15,000	$1,668,342	$5,111,203		$232,968	$7,027,513

(1) Restated; previously reported $4,546,400.

Disclosure of reclassification amount:
Unrealized appreciation of investments arising during the period, net of taxes	$(102,933)
Reclassification adjustment, net of taxes	(12,427)

Net unrealized appreciation, net of taxes	$(115,360)

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	Nine months ended September 30
	2005	2004
		Restated
Cash flows from operating activities:
Net income	$584,602	$641,231
Adjustments to reconcile net income to net cash provided by operating activities:
Decrease in accrued investment income	4,112	1,877
Increase in deferred acquisition costs	(24,975)	(28,223)
Decrease (increase) in prepaid reinsurance premiums	17,675	(28,416)
(Increase) decrease in deferred premium revenue	(3,122)	83,922
(Increase) decrease in loss and loss adjustment expense reserves	(37,446)	32,499
(Increase) decrease in reinsurance recoverable on unpaid losses	(11,067)	27,504
Depreciation	7,037	8,280
Amortization of bond discount, net	18,207	26,879
Net realized gains (losses) on sale of investments	7,148	(62,271)
Deferred income tax provision	16,433	41,342
Net (gains) losses on derivative instruments	3,045	(3,167)
Stock option compensation	12,790	11,365
Other, net	(44,255)	(56,026)

Total adjustments to net income	(34,418)	55,565

Net cash provided by operating activities	550,184	696,796

Cash flows from investing activities:
Purchase of fixed-maturity securities, net of payable for investments purchased	(2,256,490)	(2,192,308)
Sale of fixed-maturity securities, net of receivable for investments sold	1,224,993	981,423
Redemption of fixed-maturity securities, net of receivable for investments redeemed	404,234	631,247
Sale of short-term investments, net	(17,266)	241,351
Other investments, net	29,439	54,228
(Purchase) redemption of held-to-maturity investments	(200,000)	1,465,209
Capital expenditures	(4,457)	(4,810)
Disposals of capital assets	1,361	68

Net cash provided (used) by investing activities	(818,186)	1,176,408

Cash flows from financing activities:
Net proceeds from issuance of short-term debt	—	1,408
Net proceeds from issuance of variable interest entity floating rate notes	200,000	—
Net repayment from redemption of medium-term notes	—	(1,503,001)
Other borrowings and deposits	(5,907)	(23,383)
Capital issuance costs	(2,184)	(1,761)
Dividends paid	—	(290,000)

Net cash provided (used) by financing activities	191,909	(1,816,737)

Net (decrease) increase in cash and cash equivalents	(76,093)	56,467
Cash and cash equivalents - beginning of period	182,347	98,019

Cash and cash equivalents - end of period	$106,254	$154,486

Supplemental cash flow disclosures:
Income taxes paid	$182,242	$196,463
Interest paid:
Other borrowings and deposits	$3,039	$5,446
Medium-term notes	—	$18,939
Variable interest entity floating rate notes	$16,218	$6,039
Non cash items:
Stock compensation	$12,790	$11,365

The accompanying notes are an integral part of the consolidated financial statements.

MBIA INSURANCE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying consolidated financial statements are unaudited and include the accounts of MBIA Insurance Corporation and Subsidiaries (MBIA Corp.) and other entities required by accounting principles generally accepted in the United States of America (GAAP). These statements do not include all of the information and disclosures required by GAAP. These statements should be read in conjunction with MBIA Corp.’s consolidated financial statements and notes thereto for the year ended December 31, 2004. The accompanying consolidated financial statements have not been audited by an independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board (United States), but in the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of MBIA Corp.’s financial position and results of operations. The results of operations for the nine months ended September 30, 2005 may not be indicative of the results that may be expected for the year ending December 31, 2005. The December 31, 2004 balance sheet was derived from audited financial statements, but does not include all disclosures required by GAAP.

2.	Restatement of Consolidated Financial Statements

On November 8, 2005, MBIA Corp. announced its decision to correct and restate its previously issued financial statements for 1998 and subsequent years in connection with potential settlements of investigations by the Securities and Exchange Commission (SEC) and the New York Attorney General’s Office (NYAG) regarding agreements entered into in 1998.

In 1998, three reinsurers, Converium Reinsurance (North America) Inc. (Converium), AXA Re Finance S.A. (ARF) and Muenchener Rueckversicherungs-Gesellshaft (Munich Re) paid MBIA Corp. $170 million under three separate agreements (the Excess-of-Loss Agreements) in connection with losses MBIA Corp. incurred on $265 million of MBIA-insured bonds issued by the Alleghany Health, Education and Research Foundation (AHERF). The Excess-of-Loss Agreements were structured as three successive excess-of-loss facilities that aggregated to $170 million. Under the Excess-of-Loss Agreements, Converium paid MBIA Corp. $70 million, and Munich Re and ARF each paid MBIA Corp. $50 million.

In connection with the arrangements for the Excess-of-Loss Agreements, MBIA Corp. entered into quota share agreements with Munich Re, ARF and Converium (each a Quota Share Agreement and, collectively, the Quota Share Agreements). Under the Quota Share Agreements, MBIA Corp. agreed to cede to the three reinsurers new business written with an aggregate par sufficient to generate $297 million in gross premiums over a six year period ending October 1, 2004. Of the $297 million in premiums to be ceded under the Quota Share Agreements, MBIA Corp. agreed to cede to Converium cash premiums equal to $102 million, to ARF adjusted gross premiums of $97 million and to Munich Re adjusted gross premiums of $98 million over this period.

On March 8, 2005, MBIA Corp. announced its decision to restate its financial statements for 1998 and subsequent years to correct the accounting for the agreements with Converium and reflected this correction in its consolidated financial statements for the year ended December 31, 2004. At that time, MBIA Corp. believed that the accounting for the Excess of Loss Agreements and Quota Share Agreements with Munich Re and ARF was appropriate under Statement of Financial Accounting Standards (SFAS) 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts.”

This restatement of MBIA Corp.’s financial statements for the Munich Re and ARF Excess-of-Loss and Quota Share Agreements, made in connection with the potential settlements, corrects and restates its accounting for these agreements because, taking into account developments in the regulatory investigations since March and further accounting analyses, they did not satisfy the risk transfer requirements for reinsurance accounting under SFAS 113. As a result, MBIA Corp. is restating its previously issued financial statements to reflect the Excess-of-Loss and Quota Share Agreements with Munich Re and ARF under deposit accounting in accordance with Statement of Position (SOP) 98-7, “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk” instead of under reinsurance accounting. MBIA Corp. is also correcting and restating its 2004 statutory financial statements for the Munich Re and ARF Excess-of-Loss and Quota Share Agreements because they did not satisfy the requirements for reinsurance accounting under Regulation 108 of the New York State Insurance Department. The restatements do not have a significant effect on MBIA Corp.’s financial position.

The following table presents the effects of the Munich Re and ARF restatement on the consolidated financial statements of MBIA Corp. for the three months ended March 31, 2005 and June 30, 2005. The effect of the Converium restatement was reflected in the previously issued consolidated financial statements of MBIA Corp. for these periods.

	As of and For the Three Months Ended March 31, 2005		As of and For the Three Months Ended June 30, 2005
In thousands	Previously Reported	Restated	Previously Reported	Restated
Consolidated Statement of Income Data:
Ceded premiums written	$(38,757)	$(35,195)	$(36,595)	$(34,576)
Net premiums written	252,357	255,919	220,313	222,332
Increase in deferred premium revenue	(40,692)	(39,647)	(6,392)	(3,959)
Premiums earned	211,665	216,272	213,921	218,373
Net gains (losses) on derivative instruments	1,522	1,525	(2,398)	(2,515)
Total revenues	333,340	337,950	332,219	336,554
Losses and loss adjustment expenses	20,385	20,851	21,265	21,708
Amortization of deferred acquisition costs	16,293	16,657	16,506	16,858
Operating expenses	37,236	38,332	25,777	26,770
Total expenses	73,914	75,840	63,548	65,336
Income before income taxes	259,426	262,110	268,671	271,218
Provision for income taxes	68,351	69,290	72,685	73,576
Net income	$191,075	$192,820	$195,986	$197,642

Consolidated Balance Sheet Data:
Deferred acquisition costs	$371,932	$417,454	$383,006	$428,613
Prepaid reinsurance premiums	462,390	427,028	451,113	418,184
Reinsurance recoverable on unpaid losses	33,202	34,091	42,869	41,671
Derivative assets	33,718	33,555	28,534	28,441
Other assets	384,544	383,655	211,872	213,070
Total assets	12,525,830	12,535,827	12,910,256	12,922,841
Loss and loss adjustment expense reserves	755,563	778,064	667,570	690,801
Deferred income taxes, net	465,608	455,886	503,898	495,067
Derivative liabilities	18,550	17,524	15,764	14,925
Other liabilities	159,455	175,753	170,289	185,712
Total liabilities	5,826,121	5,854,172	5,968,910	5,997,894
Retained earnings	4,737,475	4,719,421	4,933,461	4,917,062
Total shareholder’s equity	$6,699,709	$6,681,655	$6,941,346	$6,924,947

Additionally, the following table presents the effects of the ARF and Munich Re restatement on the consolidated financial statements of MBIA Corp. for the three and nine months ended September 30, 2004.

	As of and For the Three Months Ended September 30, 2004		As of and For the Nine Months Ended September 30, 2004
In thousands	Previously Reported	Restated	Previously Reported	Restated
Consolidated Statement of Income Data:
Ceded premiums written	$(50,994)	$(45,601)	$(133,390)	$(117,257)
Net premiums written	212,975	218,368	727,345	743,478
Increase in deferred premium revenue	(3,607)	(2,327)	(92,766)	(86,630)
Premiums earned	209,368	216,041	634,579	656,848
Net gains (losses) on derivative instruments	1,929	1,897	3,209	3,167
Total revenues	326,619	333,260	1,058,184	1,080,411
Losses and loss adjustment expenses	20,608	21,336	60,682	63,090
Amortization of deferred acquisition costs	15,680	16,200	47,759	49,495
Operating expenses	26,919	28,424	87,114	91,892
Total expenses	63,207	65,960	195,555	204,477
Income before income taxes	263,412	267,300	862,629	875,934
Provision for income taxes	71,386	72,747	228,817	234,703
Net income	$192,026	$194,553	$633,812	$641,231

	As of and For the Three Months Ended September 30, 2004		As of and For the Nine Months Ended September 30, 2004
In thousands	Previously Reported	Restated	Previously Reported	Restated
Consolidated Balance Sheet Data:
Deferred acquisition costs	$345,243	$401,255	$345,243	$401,255
Prepaid reinsurance premiums	489,042	419,187	489,042	419,187
Reinsurance recoverable on unpaid losses	32,492	33,898	32,492	33,898
Derivative assets	41,558	41,065	41,558	41,065
Other assets	233,835	232,429	233,835	232,429
Total assets	12,546,945	12,532,609	12,546,945	12,532,609
Loss and loss adjustment expense reserves	721,841	744,330	721,841	744,330
Deferred income taxes, net	435,270	412,871	435,270	412,871
Derivative liabilities	32,093	30,020	32,093	30,020
Other liabilities	216,966	246,213	216,966	246,213
Total liabilities	5,728,989	5,756,253	5,728,989	5,756,253
Retained earnings	4,798,486	4,756,886	4,798,486	4,756,886
Total shareholder’s equity	$6,817,956	$6,776,356	$6,817,956	$6,776,356

Information presented in the Notes to Consolidated Financial Statements gives effect to the restatement, as applicable.

3.	Dividends Declared

MBIA Corp. did not declare or pay dividends during the nine months ended September 30, 2005. In the first quarter of 2005, MBIA Corp. requested approval for the payment of additional special dividends as its capital position continues to exceed the capital required by New York State Insurance Law. Approval by the New York State Department of Insurance is still pending on this request.

4.	Variable Interest Entities

MBIA Corp. provides structured funding and credit enhancement services to global finance clients through the use of certain bankruptcy-remote special purpose vehicles (SPVs) administered by subsidiaries of MBIA Inc. and through third-party SPVs. The purpose of the MBIA-administered SPVs is to provide clients with an efficient source of funding, which may offer MBIA Corp. the opportunity to issue financial guarantee insurance policies. Third-party SPVs are used in a variety of structures insured by MBIA Corp., whereby MBIA Corp. has risks analogous to those of MBIA-administered SPVs. MBIA Corp. has determined that such SPVs fall within the definition of a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 46(R), “Consolidation of Variable Interest Entities (Revised).”

Under the provisions of FIN 46(R), an entity is considered a VIE subject to consolidation if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity’s activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses. A VIE is consolidated with its primary beneficiary, which is defined as the entity that will absorb the majority of the expected losses, receive the majority of the expected residual returns, or both, of the VIE.

In September 2004, MBIA Corp. consolidated two VIEs established in connection with the securitization of Capital Asset tax liens. As a result of a clean-up call exercised for the Capital Asset Research Funding Series 1997A and Series 1998A tax lien securitizations, these securitizations no longer met the conditions of a qualifying special purpose entity under Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” MBIA Corp. holds a variable interest in these entities, which resulted from its insurance policies, and has determined that it is the primary beneficiary under FIN 46(R). MBIA Corp. has reported the assets of the securitizations, totaling $9 million at September 30, 2005 and $17 million at December 31, 2004, principally within “Other assets” on its consolidated balance sheet. Liabilities of the securitizations substantially represented amounts due to MBIA Corp., which were eliminated in consolidation.

With respect to third-party SPVs, MBIA Corp. must determine whether it has a variable interest and if so, whether that variable interest would cause MBIA Corp. to be the primary beneficiary and, therefore, consolidate such entities. Under FIN 46(R), MBIA Corp.’s guarantee of the assets or liabilities of a VIE constitute a variable interest and require MBIA Corp. to assess whether it is the primary beneficiary. Consolidation of such VIEs does not increase MBIA Corp.’s exposure above that already committed to in its insurance policies. The assets and liabilities of a consolidated third-party VIE are primarily reported in “Investments held-to-maturity” and “Variable interest entity floating rate notes,” respectively, on the face of MBIA Corp.’s balance sheet and totaled approximately $801 million and $601 million at September 30, 2005 and December 31, 2004, respectively. The third-party VIE’s creditors do not have recourse to the general assets of MBIA Corp. outside of the financial guarantee provided to the VIE.

5.	Recent Litigation

In July 2002, MBIA Corp. filed suit against Royal Indemnity Company (Royal), in the United States District Court for the District of Delaware, to enforce insurance policies that Royal issued on certain vocational student loan transactions that MBIA Corp. insured. To date, claims in the amount of approximately $351 million have been made under the Royal policies with respect to loans that have defaulted. MBIA Corp. expects that there will be additional claims made under the policies with respect to student loans that may default in the future. Royal has filed an action seeking a declaration that it is not obligated to pay on its policies. If Royal does not honor its policies, MBIA Corp. will be required to make payment on the notes it insured, and will incur material losses under its policies. In October 2003, the court granted MBIA Corp.’s motion for summary judgment and ordered Royal to pay all claims under its policies. Royal appealed the order, and pledged $391 million of investment grade collateral to MBIA Corp. to secure the entire amount of the judgment, with interest, and has agreed to post additional security for future claims and interest. The Federal District Court has ordered Royal to comply with the pledge agreement. On October 3, 2005, the Court of Appeals for the Third Circuit upheld the decision of the United States District Court for the District of Delaware enforcing the Royal insurance policies and remanded the case to the District Court for a determination of whether the Royal policies cover all losses claimed under the policies. In particular, the Court of Appeals directed the District Court to consider whether the Royal policies cover losses resulting from the misappropriation rather than from defaults by students. MBIA Corp. believes that the Royal policies cover losses even if they result from misappropriations of student payments, but in any event it appears that all or substantially all of the claims made under the Royal policies relate to defaults by students rather than misappropriation of funds. Therefore, MBIA Corp. expects Royal to be required to pay all or substantially all of the claims made under its policies and to be reimbursed for any payments MBIA Corp. made under its policies. Royal has appealed the Third Circuit’s ruling and requested that the case be reheard en banc.

MBIA Corp. believes that it will prevail in the litigation with Royal and will have no ultimate loss on these policies, although there can be no assurance that MBIA Corp. will in fact prevail. If MBIA Corp. does not prevail in the litigation and Royal does not make payments on the Royal Policies, MBIA Corp. expects to incur material losses under its policies. MBIA Corp. does not believe, however, that any such losses will have a material adverse effect on its financial condition.

6.	Loss and Loss Adjustment Expense (LAE) Reserves (Restated)

Loss and LAE reserves are established in an amount equal to MBIA Corp.’s estimate of unallocated losses, identified or case basis reserves and costs of settlement and other loss mitigation expenses on obligations it has insured. A summary of the unallocated and case basis activity and the components of the liability for loss and LAE reserves for the first three quarters of 2005 are shown in the following table:

In thousands	3Q 2005	Restated 2Q 2005	Restated 1Q 2005
Case basis loss and LAE reserves:
Beginning balance	$372,338	$463,161	$434,924
Less: reinsurance recoverable	41,671	34,091	34,610

Net beginning balance	330,667	429,070	400,314

Case basis transfers from unallocated loss reserve related to:
Current year	21,689	23	—
Prior years	30,145	17,839	19,721

Total	51,834	17,862	19,721

Paid (recovered) related to:
Current year	390	(1)	(4,231)
Prior years	3,509	116,266	(4,804)

Total paid (recovered)	3,899	116,265	(9,035)

Net ending balance	378,602	330,667	429,070
Plus: reinsurance recoverable	45,677	41,671	34,091

Case basis loss and LAE reserve ending balance	424,279	372,338	463,161

Unallocated loss reserve:
Beginning balance	318,463	314,903	313,945
Losses and LAE incurred(1)	20,796	21,708	20,851
Channel Re elimination(2)	(281)	(286)	(172)
Transfers to case basis and LAE reserves	(51,834)	(17,862)	(19,721)

Unallocated loss reserve ending balance	287,144	318,463	314,903

Total	$711,423	$690,801	$778,064

(1)	Represents MBIA Corp.’s provision for losses calculated as 12% of scheduled net earned premium.
(2)	Represents the amount of losses and LAE incurred that have been eliminated in proportion to MBIA Corp.’s ownership interest in Channel Reinsurance Ltd., which is carried on an equity method accounting basis.

Case basis activity transferred from MBIA Corp.’s unallocated loss reserve was approximately $89 million in the first nine months of 2005 and primarily consisted of loss reserves related to insured obligations within the collateralized debt obligation, manufactured housing and mortgage-backed sectors and within MBIA Corp.’s guaranteed tax lien portfolios. Total paid and recovery activity of $111 million for the first nine months of 2005 primarily consisted of payments related to Fort Worth Osteopathic Hospital and estimated recoveries for AHERF reclassified from “Other assets,” both of which reduced the respective case basis loss reserve. Unallocated loss reserves approximated $287 million at September 30, 2005, which represent MBIA Corp.’s estimate of losses associated with credit deterioration that has occurred in its insured portfolio and are available for future case-specific activity. MBIA Corp. incurred $63 million of loss and loss adjustment expenses in the first nine months of 2005 based on 12% of scheduled net earned premium. See “Note 3: Significant Accounting Policies” in the Notes to Consolidated Financial Statements included in MBIA Corp.’s audited financial statements for the year ended December 31, 2004 for a description of the Company’s loss reserving policy.

        MBIA Corp. has significant exposures in its insured portfolio relating to regions impacted by hurricanes Katrina, Rita and Wilma. Insured credits in these regions encompass various types of sectors, including general obligation bonds, tax-backed, healthcare, transportation and higher education, among others. MBIA Corp. is continuing its communication efforts with issuers, trustees and relevant state officials to evaluate the actual and potential impact that the hurricanes may have on its insured credits. Based on available information, MBIA Corp. does not currently expect there to be material cases of prolonged nonpayment that would result in unreimbursed losses. As a result, during the third quarter of 2005, MBIA Corp. did not establish specific reserves for its exposure to the regions impacted by these hurricanes. To date, MBIA Corp. has paid $2 million in claim payments, for which it has been fully reimbursed.